UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Carlyle Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14316J108

(CUSIP Number)

Jeffrey W. Ferguson

General Counsel

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14316J108	13D	Page 2 of 6 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power 231,184,525
		8	Shared Voting Power 0
		9	Sole Dispositive Power 17,000
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 231,184,525
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)
66.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 14316J108	13D	Page 3 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of The Carlyle Group Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004-2505.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Carlyle Group Management L.L.C., a Delaware limited liability company (the “Reporting Person”).

The business address of the Reporting Person is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004-2505.

The Reporting Person is the former general partner of The Carlyle Group L.P. and currently has no material assets or operations. The Reporting Person holds irrevocable proxies relating to voting power of shares of Common Stock as described herein.

The Reporting Person is wholly owned by Carlyle’s founders and other senior Carlyle professionals.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the conversion of the Issuer from a Delaware limited partnership to a Delaware corporation (the “Conversion”) and related transactions, on January 1, 2020 a limited partner of Carlyle Holdings I L.P., Carlyle Holdings II L.P. and Carlyle Holdings III L.P. (collectively, the “Carlyle Holdings Partnerships”) contributed 17,000 limited partner interests in the Carlyle Holdings Partnerships to the Reporting Person, which were exchanged for an equivalent number of shares of Common Stock directly held by the Reporting Person. The Reporting Person did not pay any consideration for the Proxies (defined below).

Item 4.	Purpose of Transaction.

Irrevocable Proxies

In connection with the Conversion, senior Carlyle professionals and certain of the other former limited partners of the Carlyle Holdings Partnerships who became holders of shares of Common Stock in connection with the Conversion were generally required to grant an irrevocable proxy to the Reporting Person (collectively, the “Proxies”). The Proxies empower the Reporting Person at any time prior to the Termination Time (as defined below), in its sole and absolute discretion, to vote or cause to be voted all shares beneficially owned by such holders, and any and all other shares or securities of the Issuer issued or issuable in respect thereof acquired after the date of the Proxies, at every annual or special meeting of the Issuer’s stockholders on all matters in respect of which such shares are entitled to vote (and execute and deliver any written consents in lieu of stockholders meetings). Shares of Common Stock shall cease to be subject to the Proxies to the extent any such holders cease to hold of record or beneficially own such shares, whether as a result of transfer or otherwise.

The Proxies terminate on the earlier of (i) such time as the Reporting Person ceases to have beneficial ownership over Common Stock representing at least 20% of the total voting power of all then outstanding shares of the Issuer’s capital stock entitled to vote generally in the election of directors, and (ii) January 1, 2025 (the “Termination Time”).

General

The Reporting Person may be deemed to hold a controlling interest in the Issuer based on its voting rights pursuant to the Proxies. The Reporting Person’s voting rights may increase or decrease based on the acquisitions or dispositions of Common Stock by persons who have delivered Proxies to the Reporting Person.

The Reporting Person may have discussions with management, the board of directors of the Issuer, and shareholders of the Issuer from time to time. Other than as described in this Item 4, the Reporting Person has no current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 347,158,899 shares of Common Stock outstanding as of January 1, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	231,184,525	66.6%	231,184,525	0	17,000	0

The Reporting Person directly holds 17,000 shares of Common Stock, and may be deemed to have sole voting power over 231,184,525 shares of Common Stock (including the shares underlying the Proxies).

(c)	Except as described in this Schedule 13D, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d)

With respect to the 17,000 shares of Common Stock directly owned by the Reporting Person, no one other than members of the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. With respect to the shares of Common Stock underlying the Proxies, the direct owners of such shares have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Proxies and is incorporated herein by reference. A copy of the form of Proxy is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Power of Attorney

2	Form of Irrevocable Proxy

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 10, 2020

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Curtis L. Buser
Name:	Curtis L. Buser
Title:	Chief Financial Officer

[Schedule 13D – The Carlyle Group Inc.]